

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

<u>By Facsimile and U.S. Mail</u>

Mitchell Raab
Seneca Capital Investments, LP
590 Madison Avenue, 28th Floor
New York, NY 10022

   Re: Dynegy Inc.
     Soliciting Material filed pursuant to Rule 14a-12
     By Seneca Capital International Master Fund, L.P. et al.
     Filed December 20, 2010
     File No. 1-33443

Dear Mr. Raab:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Material</u>

1. Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide reasonable, factual support for or refrain from making the following statements:

  • "In what Seneca Capital believes was reckless disregard for their duties…, Dynegy's board abandoned its pretense of an 'open alternatives process' in a desperate stratagem to lock-up support…."

- "Dynegy's continued mission to impose a transaction upon shareholders at any price—and at any cost—is a brazen attempt to disenfranchise shareholders and to seize management's **$38 million change of control severance**."
- "After shareholders…rejected the Company's transparent, scorched-earth campaign…Dynegy's leadership's frantic attempts to sell the Company have degenerated into a carnival barker-like spectacle."
- "Seneca Capital believes the Board's derelict abandonment of this 'careful review' is a setback to the principles of corporate governance and undermines the Board's ability to maximize shareholder value."
- "…the Board enticed Dynegy's largest shareholder with a virtual giveaway of the Company…"
- "In a panic, sparing no tactic to secure a change-of-control and thereby trigger lucrative severance arrangements, Dynegy short-circuited the customary buyer diligence process by providing post-signing diligence…."
- "The Board's willingness to squander shareholder funds and trample corporate democracy in desperate pursuit of protecting management has again reared its ugly head."
- "The Board continues to enforce a highly-restrictive shareholder rights plan that prevents large shareholders from acquiring even non-voting instruments at prices **well in excess** of the level at which the Board has now agreed to sell the Company three times."

2. We note that you describe Dynegy's valuation as "$6-$7 today, rising to $16-$18 per share in a recovery." Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how this statement complies with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions